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VIA EDGAR AND HAND DELIVERY

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.

Washington, D.C. 20549-6010

Attention:	Sergio Chinos
Asia Timmons-Pierce
Jeff Gordon
John Cash

Re:	Casper Sleep Inc.
Amendment No. 1 to
Draft Registration Statement on Form S-1
Confidentially submitted on August 9, 2019
CIK No. 0001598674

Ladies and Gentlemen:

On behalf of Casper Sleep Inc. (the “Company”), we are hereby confidentially submitting an Amendment to the Draft Registration Statement on Form S-1 (“Submission No. 3”). The Company previously submitted an Amendment No. 1 to the Draft Registration Statement on Form S-1 on a confidential basis pursuant to Title I, Section 106 under the Jumpstart Our Business Startups Act with the Securities and Exchange Commission (the “Commission”) on August 9, 2019 (“Amendment No. 1”). Submission No. 3 has been revised to reflect the Company’s responses to the comment letter to Amendment No. 1 received on August 20, 2019 from the staff of the Commission (the “Staff”). For your convenience, we are providing by overnight delivery a courtesy package that includes five copies of Submission No. 3, which have been marked to show changes from Amendment No. 1, as well as a copy of this letter.

For ease of review, we have set forth below each of the numbered comments of your letter in bold type followed by the Company’s responses thereto. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in Submission No. 3 and all references to page numbers in such responses are to page numbers in Submission No. 3.

General

1.              We note your response to comment 23. Please expand your disclosure to describe generally available net promoter scores so investors can better understand its significance.

Response:  The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page ii.

2.              We note your letter from your CEO. It does not appear appropriate for the letter to be in the forepart of the prospectus. Please revise.

Response:  The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 100.

* * *

We hope the foregoing answers are responsive to your comments.  Please do not hesitate to contact me by telephone at (212) 906-1281 with any questions or comments regarding this correspondence.

Very truly yours,

/s/ Marc D. Jaffe

Marc D. Jaffe
of LATHAM & WATKINS LLP

cc:	(via email)
Philip Krim, Casper Sleep Inc.
Jonathan Truppman, Casper Sleep Inc.
Ian D. Schuman, Esq., Latham & Watkins LLP
Adam J. Gelardi, Esq., Latham & Watkins LLP
David J. Goldschmidt, Esq., Skadden, Arps, Slate, Meagher & Flom LLP
Ryan J. Dzierniejko, Esq., Skadden, Arps, Slate, Meagher & Flom LLP